VOTING INSTRUCTION FORM
SILVER STANDARD RESOURCES INC

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PRQXYVOTE.COM TELEPHONE VOTE J-800474-7493

MEETING TYPE: MEETING DATE: RECORD DATE: PROXY DEPOSIT DATE: ACCOUNT NUMBER: CUSIP: 82823L106 CUID:	ANNUAL MEETING WEDNESDAY, MAY 14, 2008 AT 2:00 P.M. PDT FOR HOLDERS AS OF APRIL 09, 2008 MAY 12, 2008 P628S4 E CONTROL NO.:

APPOINTEE(S)  I ROBERT A. QUARTERMA1N, JOSEPH J. OVSENEK

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF

AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME

OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE UNE BELOW.

PLEASE PRINT APPOINTEE NAME

 VOTING RECOMMENDATIONS

1 *- TO SET THE NUMBER OF DIRECTORS AT SIX.

2   ELECTION OF DIRECTORS (FILL IN ON IT ONE BOX " " PER NOMINEE IN SLUE OR BLACK INK)

     VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHOLD
01-JOHN R. BRODIE, FCA	□	□
02-R.E. GORDON DAVIS	□	□
03-DAVID L JOHNSTON	□	□
04-WILUAM MEYER	□	□
05-ROBERT A. QUARTERMAIN	□	□
06-PETER W. TOM SETT	□	□

3*- APPOINTMENT OF PR ICE WATER HOUSECOOPERS LLP AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.

4*- TO APPROVE THE RESOLUTIONS SET OUT IN THE INFORMATION CIRCULAR APPROVING STOCK OPTION PLAN.

*NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
*NOTE" THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

Broadridge
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4GS

SILVER  STANDARD RESOURCES  INC.
1180  -  999 WEST HASTINGS STREET
VANCOUVER,   BC    V6C 2W2
ATTN:  JOHN J. KIM

TELEPHONE VOTE AT 1-800-474-7493 OR
INTERNET VOTE AT WWW.PROXYVOTE.COM

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.    DATE (PD/MM/YY)

REQUEST FOR LEGAL PROXY: do not mark this box without reviewing the legal proxy section on the reverse of this forw.